Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Braskem S.A., or Braskem, should be read in conjunction with Braskem’s unaudited consolidated interim financial information as of September 30, 2013 and for the nine-month periods ended September 30, 2013 and 2012, furnished to the United States Securities and Exchange Commission, or the SEC, as part of a current report on Form 6-K on November 12, 2013 and which we refer to as the interim financial information, the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5: Operating and Financial Review and Prospects,” “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and Braskem’s audited consolidated financial statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 included in Braskem’s annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 8, 2013, which we refer to as the Braskem Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Braskem’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth herein under “Forward-Looking Statements” and in “Item 3. Key Information—Risk Factors” in the Braskem Annual Report.

The following discussion and analysis of our financial condition and results of operations has been organized to present the following:

•	a brief overview of our company and the principal factors that have influenced our results of operations during the nine-month period ended September 30, 2013;

•	a review of our financial presentation;

•	a discussion of developments since September 30, 2013 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the nine-month periods ended September 30, 2013 and 2012; and

•	a discussion of our liquidity and capital resources, including our cash flows for the nine-month period ended September 30, 2013 and our material short-term and long-term indebtedness as of September 30, 2013.

Overview

We are the largest producer of thermoplastic resins in the Americas, based on annual production capacity of our 29 plants in Brazil, five plants in the United States and two plants in Germany as of September 30, 2013. We are the only producer of ethylene, polyethylene and polypropylene in Brazil. We produce a diversified portfolio of petrochemical and thermoplastic products and have a strategic focus on thermoplastic resins, including polyethylene, polypropylene and polyvinyl chloride, or PVC. We are also the sixth largest global producer of thermoplastic resin as measured by annual production capacity and the largest producer of biopolymers worldwide. We recorded net sales revenue of R$29,523.6 million and net income of R$492.4 million during the nine-month period ended September 30, 2013, and net sales revenue of R$35,513.4 million and a net loss of R$738.3 million during the year ended December 31, 2012.

Our results of operations for the nine-month periods ended September 30, 2013 and 2012 have been influenced, and our results of operations will continue to be influenced, by a variety of factors, including:

•	the growth rate of Brazilian GDP, which affects the demand for our products and, consequently, our domestic sales volume;

•	the expansion of global production capacity for the products that we sell and the growth rate of the global economy;

•	the international market price of naphtha, our principal raw material, expressed in dollars, which has a significant effect on the cost of producing our products and the average price of which declined by 4.3% during the nine-month period ended September 30, 2013 compared to the corresponding period of 2012;

•	the average domestic prices of our principal products expressed in dollars, which fluctuate to a significant extent based on fluctuations of international prices for these products and which also have a high correlation to our raw material costs;

•	our capacity utilization rates, which increased during the nine-month period ended September 30, 2013 compared to the corresponding period of 2012, primarily as a result of (1) higher demand for resins and basic petrochemicals and (2) the improved competitiveness of our Brazilian operations as a result of the PIS and COFINS tax relief for raw material purchases;

•	government industrial policy adopted by the government of Brazil, including the increase of the Brazilian import tariff for polyethylene from 14% to 20% from October 2012 through September 2013 and the impact of Brazilian legislation regarding ICMS tax rates described under “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Results of Operations—Effects of Brazilian Industrial Policy—Increased Import Duties on Polyethylene” and “—Import Tariffs at Local Ports” in the Braskem Annual Report;

•	sales outside Brazil which increased to R$12,732.0 million during the nine-month period ended September 30, 2013 from R$11,603.5 million during the corresponding period of 2012;

•	changes in the real/U.S. dollar exchange rate, including the 8.4% depreciation of the Brazilian real against the U.S. dollar during the nine-month period ended September 30, 2013 compared to the 7.6% depreciation of the Brazilian real against the U.S. dollar during the corresponding period of 2012, which have affected our financial expenses as a result of our significant U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars;

•	our decision to designate part of the liabilities our dollar-denominated debt instruments as of May 1, 2013 as a hedge for our future exports in compliance with IAS 39, which we believe will substantially mitigate the volatility of the effects of the changes in the real/U.S. dollar exchange rate on our financial expenses;

•	the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, which affect our interest expenses on our real-denominated floating rate debt, and fluctuations in the LIBOR rate, which affect our interest expenses on our dollar-denominated floating rate debt;

•	the inflation rate in Brazil, which was 3.9% during the nine-month period ended September 30, 2013 compared to 7.5% during the corresponding period of 2012, in each case, as measured by the General Price Index—Internal Availability (Índice Geral de Preços—Disponibilidade Interna), or the IGP-DI, and the effects of inflation on our operating expenses denominated in reais and our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation; and

•	the tax policies adopted by, and resulting tax obligations to, the Brazilian government and the governments of the Brazilian states in which we operate.

Presentation of Financial Statements

We have prepared our unaudited consolidated interim financial information as of September 30, 2013 and for the nine-month periods ended September 30, 2013 and 2012 in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.

As a result of our decision to dispose of QuantiQ and IQAG, we recorded the operations of these subsidiaries in our income statement as discontinued operations during 2012 and ceased recording the results of our distribution segment in our income statement as from January 1, 2013.

As a result of our decision to dispose of our former subsidiary Cetrel, which we sold in December 2012, and our former subsidiary Braskem Distribuidora, which we sold in December 2012, we recorded the operations of these subsidiaries on our income statement as discontinued operations during 2012. For more details, see note 3(b) to the interim financial information.

Business Segments

We believe that our organizational structure as of September 30, 2013 reflected our business activities and corresponded to our principal products and production processes. As described in “—Results of Operations,” we no longer record results for our distribution segment as the operations of this segment are accounted for as discontinued operations. As of September 30, 2013, we had four production business units and reported our results by four corresponding segments to reflect this organizational structure:

•	Basic Petrochemicals—This segment includes (1) our production and sale of basic petrochemicals at the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex, and (2) our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•	Polyolefins—This segment includes the production and sale of polyethylene, including the production of “green polyethylene” from renewable resources, and polypropylene by our company, excluding the operations of Braskem Europe and its subsidiary Braskem America.

•	USA and Europe—This segment, formerly named the International Business segment, includes the operations of Braskem America, which consists of the production and sale of polypropylene in the United States and Germany.

•	Vinyls—This segment includes our production and sale of PVC and caustic soda.

We have included a reconciliation of the results of operations of our segments, as they existed as of September 30, 2013 and 2012, to our consolidated results of operations under “—Results of Operations” below.

Recent Developments

Disbursement under Project Finance Facility

In November 2013, Braskem Idesa S.A.P.I., or Braskem Idesa, received a disbursement of US$546.9 million (R$1,246.2 million) under the project financing agreements that it entered into in December 2012 to finance the Ethylene XXI project. The financing consists of one fixed-rate tranche and one floating-rate tranche. The interest rates on the fixed-rate tranche are fixed within a range of 4.33% to 6.17%. The interest rates on the floating-rate tranche float within a range of LIBOR plus 2.73% to LIBOR plus 4.65%. To reduce the interest rate risk, the second tranche is hedged through several swap agreements. Interest on both tranches is payable quarterly in arrears and principal is amortized quarterly. The final maturity date of these loans is February 15, 2029 with amortizations beginning on April, 2016. For more information regarding the project financing agreements and the Ethylene XXI project, see “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI” and “Item 4. Information on the Company—Agreements Relating to Project Ethylene XXI” in the Braskem Annual Report.

Results of Operations for the Nine-month Period Ended September 30, 2013 Compared with Nine-month Period Ended September 30, 2012

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS.

As a result of our decision to dispose of QuantiQ and IQAG, we recorded the operations of these subsidiaries in our income statement as discontinued operations during 2012 and ceased recording the results of our distribution segment in our income statement as from January 1, 2013.

As a result of our decision to dispose of our former subsidiary Cetrel, which we sold in December 2012, and our former subsidiary Braskem Distribuidora, which we sold in December 2012, we recorded the operations of these subsidiaries in our income statement as discontinued operations during 2012.

The following tables set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our chief operational decision maker uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS, and reflected in our consolidated financial statements.

	Nine-month Period Ended September 30, 2013
	Net sales revenue		Cost of products sold		Gross profit		Selling, general, administrative and distribution expenses		Results from equity investments		Other operating income (expense), net (1)		Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	R$	18,882.3	R$	(17,094.9)	R$	1,787.4	R$	(379.2)	R$	—	R$	(16.6)	R$	1,391.6
Polyolefins		12,435.8		(10,702.9)		1,732.9		(619.1)		—		(3.4)		1,110.4
USA and Europe		4,902.6		(4,656.1)		246.5		(197.5)		—		(0.5)		48.5
Vinyls		1,903.4		(1,739.3)		164.1		(124.6)		—		1.3		40.8

Total segments		38,124.1		(34,193.2)		3,930.9		(1,320.4)		—		(19.2)		2,591.3
Other segment (2)		84.0		(90.6)		(6.6)		(65.9)		—		0,9		(71.6)
Corporate unit (3)		—		—		—		(158.3)		(1.7)		(81.8)		(241.8)
Eliminations (4)		(8,684.5)		8,491.5		(193.0)		—		—		—		(193.0)

Consolidated	R$	29,523.6	R$	(25,792.3)	R$	3,731.3	R$	(1,544.6)	R$	(1.7)	R$	(100.1)	R$	2,084.9

	Nine-month Period Ended September 30, 2012
	Net sales revenue		Cost of products sold		Gross profit		Selling, general, administrative and distribution expenses		Results from equity investments		Other operating income (expense), net (1)		Operating profit (loss)
	(in millions of reais)
Basic Petrochemicals	R$	17,598.9	R$	(16,249.6)	R$	1,349.3	R$	(355.1)	R$	—	R$	(38.5)	R$	955.7
Polyolefins		10,736.6		(9,833.7)		902.9		(657.0)		—		(8.9)		237.0
USA and Europe		4,047.9		(3,937.2)		110.7		(182.8)		—		260.9		188.8
Vinyls		1,469.1		(1,437.7)		31.4		(96.9)		—		(2.6)		(68.1)

Total segments		33,852.5		(31,458.2)		2,394.3		(1,291.8)		—		210.9		1,313.4
Other segment (2)		57.8		(70.5)		(12.7)		(17.1)		—		(99.0)		(128.8)
Corporate unit (3)		—		—		—		(206.5)		(32.7)		176.3		(62.9)
Eliminations (4)		(7,628.4)		7,627.8		(0.6)		—		—		—		(0.6)

Consolidated	R$	26,281.9	R$	(23,900.9)	R$	2,381.0	R$	(1,515.4)	R$	(32.7)	R$	288.2	R$	1,121.1

(1)	Includes research and development.
(2)	Includes revenues and expenses of Braskem Idesa and revenues and expenses related to sales of cyclohexane and cyclohexanone.
(3)	Represents expenses of Braskem that are not allocated to any particular segment.
(4)	Eliminations consist primarily of intersegment sales, which are made on an arm’s-length basis.

The following table sets forth consolidated financial information for the nine-month periods ended September 30, 2013 and 2012.

	Nine-month Period Ended September 30,
	2013		2012		% Change
	(in millions of reais)
Net sales revenue	R$	29,523.6	R$	26,281.9	12.3
Cost of products sold		(25,792.3)		(23,900.9)	7.9

Gross profit		3,731.3		2,381.0	56.7
Income (expenses):
Selling and distribution		(728.7)		(692.6)	5.2
General and administrative		(736.8)		(743.1)	(0.8)
Research and development		(79.1)		(79.7)	(0.8)
Results from equity investments		(1.7)		(32.7)	(94.8)
Other operating income (expenses), net		(100.1)		288.2	(134.7)

Operating profit		2,084.9		1,121.1	86.0
Financial results:
Financial expenses		(1,799.5)		(3,129.5)	(42.5)
Financial income		490.9		353.1	39.0

Profit (loss) before income tax and social contribution		776.3		(1,655.3)	n.m.
Current and deferred income tax and social contribution		(283.9)		682.7	(141.6)

Profit (loss) for the period of continued operations		492.4		(972.6)	n.m.
Discontinued operations results		—		(32.6)	(100.0)

Profit (loss) for the period	R$	492.4	R$	(1,005.2)	n.m.

n.m. : not meaningful.

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Net Sales Revenue

Net sales revenue increased by 12.3% during the nine-month period ended September 30, 2013, primarily as a result of (1) a 15.8% increase in net sales revenue of our Polyolefins segment, (2) a 7.3% increase in net sales revenue of our Basic Petrochemicals segment, (3) a 21.1% increase in net sales revenue of our USA and Europe segment, and (4) a 29.6% increase in net sales revenue of our Vinyls segment. Eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 13.8% during the nine-month period ended September 30, 2013.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 7.3% during the nine-month period ended September 30, 2013, primarily as a result of:

•	a 15.5% increase in net sales revenue generated from sales to our other business units of basic petrochemicals (which exclude condensate, fuels, intermediates and utilities) to R$8,325.6 million during the nine-month period ended September 30, 2013 from R$7,209.0 million during the corresponding period of 2012; and

•	an 8.8% increase in net sales revenue generated by sales of basic petrochemicals to third parties to R$7,057.0 million during the nine-month period ended September 30, 2013 from R$6,486.8 million during the corresponding period of 2012.

Net sales revenue generated by sales of:

•	naphtha and condensate declined by 25.4% to R$1,382.1 million during the nine-month period ended September 30, 2013 from R$1,852.3 million during the corresponding period of 2012, primarily as a result of the (1) the decline in our sales volume of naphtha and condensate during the nine-month period ended September 30, 2013, and (2) a 4.3% decline in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars to US$894.2 during the nine-month period ended September 30, 2013 from US$934.3 during the corresponding period of 2012, the effects of which were partially offset by the 10.4% average depreciation of the real against the U.S. dollar, measured as the change between the average selling rate of the real prevailing during the nine-month period ended September 30, 2013and the average selling rate prevailing during the nine-month period ended September 30, 2012 (in each case, as reported by the Central Bank of Brazil);

•	fuels increased by 28.2% to R$1,020.5 million during the nine-month period ended September 30, 2013 from R$796.3 million during the corresponding period of 2012, primarily as a result of a 30.9% increase in net sales revenue generated by sales of automotive gasoline during the nine-month period ended September 30, 2013; and

•	intermediates, including cumene, increased by 20.4% to R$660.3 million during the nine-month period ended September 30, 2013 from R$548.5 million during the corresponding period of 2012, primarily as a result of the recovery of demand following a scheduled maintenance shutdown during the second half of March 2012 at the plant of our principal customer for cumene.

The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties were (1) a R$428.1 million, or 20.3%, increase in net sales revenue generated by these sales of BTX products, (2) a R$177.6 million, or 15.5%, increase in net sales revenue generated by these sales of ethylene, and (3) a R$89.7 million, or 12.0%, increase in net sales revenue generated by these sales of propylene. The effects of these increases were partially offset by (1) a R$335.3 million, or 26.7%, decline in net sales revenue generated by these sales of butadiene, and (2) a R$119.4 million, or 16.8%, decline in net sales revenue generated by these sales of other basic petrochemicals, primarily as a result of our increased consumption of C4, a raw material in the production of butadiene which we previously exported, as a result of the commencement of operations of our new butadiene plant in the Southern Complex in the second half of 2012.

Sales volume of ethylene to third parties, substantially all of which is sold in the domestic market, declined by 0.4% to approximately 402,800 tons during the nine-month period ended September 30, 2013 from approximately 404,600 tons during the corresponding period of 2012. The average prices in reais that we realized for sales of ethylene increased primarily as a result of the effects of the 12.1% average depreciation of the real against the euro, measured as the change between the average selling rate of the real prevailing during the nine-month period ended September 30, 2013 and the average selling rate prevailing during the nine-month period ended September 30, 2012 (in each case, as reported by the Central Bank of Brazil), and the 0.8% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS, Inc., or IHS.

Sales volume of propylene to third parties declined by 3.7% to approximately 297,600 tons during the nine-month period ended September 30, 2013 from approximately 308,900 tons during the corresponding period of 2012. Domestic sales volume of propylene to third parties declined by 3.8% during the nine-month period ended September 30, 2013, principally due to reduced market demand for this product. Export sales volume of propylene declined by 3.5% during the nine-month period ended September 30, 2013. The average prices in reais that we realized for sales of propylene increased primarily as a result of (1) the 11.3% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and the average depreciation of the real against the U.S. dollar, and (2) the effects of the average depreciation of the real against the euro, the effects of which were partially offset by the 2.5% decline in the average Western Europe contract price of propylene in euros, as reported by IHS.

Net sales revenue generated by sales of BTX products to third parties increased primarily as a result of (1) the 33.1% increase in net sales revenue generated by these sales of benzene, and (2) the 25.0% increase in net sales revenue generated by these sales of toluene. Sales volume of benzene to third parties increased by 9.6% to approximately 503,700 tons during the nine-month period ended September 30, 2013 from approximately 459,500 tons during the corresponding period of 2012. Domestic sales volume of benzene to third parties declined by 1.6%, while export sales volume of benzene increased by 41.4%. The average prices in reais that we realized for sales of benzene increased primarily as a result of the 7.1% increase in the average North American contract market price of benzene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S. dollar. Sales volume of toluene to third parties increased by 9.8% to approximately 127,200 tons during the nine-month period ended September 30, 2013 from approximately 115,900 tons during the corresponding period of 2012. Domestic sales volume of toluene to third parties declined by 64.4%, while export sales volume of toluene increased by 260.4%. The average prices in reais that we realized for sales of toluene increased primarily as a result of the 0.7% increase in the average U.S. Gulf spot market price of toluene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S. dollar.

Sales volume of butadiene to third parties increased by 11.5% to approximately 286,400 tons during the nine-month period ended September 30, 2013 from approximately 256,900 tons during the corresponding period of 2012, principally as a result of the increase in our butadiene production capacity of as a result of the commencement of operations of our new butadiene plant in the Southern Complex in the second half of 2012. Domestic sales volume of butadiene to third parties declined by 9.7% during the nine-month period ended September 30, 2013, primarily as a result of a reduction in market demand. Export sales volume of butadiene increased by 56.3% during the nine-month period ended September 30, 2013. The average prices in reais that we realized for sales of butadiene declined primarily as a result of the 36.6% decline in the average U.S. Gulf contract price of butadiene in U.S. dollars, as reported by IHS, the effects of which were partially offset by the average depreciation of the real against the U.S. dollar.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 15.8% during the nine-month period ended September 30, 2013, primarily as a result of a 19.2% increase in net sales revenue generated by sales of polyethylene and a 14.1% increase in net sales revenue generated by sales of polypropylene.

Sales volume of polyethylene declined by 1.1% to approximately 1,846,100 tons during the nine-month period ended September 30, 2013 from approximately 1,867,200 tons during the corresponding period of 2012. Domestic sales volume of polyethylene increased by 6.3% during the nine-month period ended September 30, 2012, principally as a result of increased demand for polyethylene products from producers of bags, inventory re-stocking by many of our customers, and the increased demand from producers of water tanks resulting from the implementation of the Brazilian government’s “Agua para Todos” program, which is expected to end at the end of 2013. Export sales volume of polyethylene declined by 14.9% during the nine-month period ended September 30, 2013, principally due to the reallocation of available polyethylene to the domestic market. The average prices in reais that we realized for sales of polyethylene increased primarily as a result of (1) the 6.7%, 5.5% and 4.8% increases in the average North American contract prices in U.S. dollars, as reported by IHS, of HDPE, LLDPE and LDPE, respectively, and (2) the average depreciation of the real against the U.S. dollar.

Sales volume of polypropylene declined by 3.8% to approximately 1,196,500 tons during the nine-month period ended September 30, 2013 from approximately 1,243,300 tons during the corresponding period of 2012, primarily as a result of a reduction in our production of polypropylene as a result of volatility in propylene prices during the second quarter of 2013 and a scheduled maintenance stoppage at one of our polypropylene plants during the third quarter of 2013. Domestic sales volume of polypropylene increased by 4.7% during the nine-month period ended September 30, 2012, primarily as a result of increased demand for polypropylene products from producers of housewares, compounds, raffia and disposables. Export sales volume of polypropylene declined by 27.9% as a result of the reallocation of available polypropylene to the domestic market. The average prices in reais that we realized for sales of polypropylene increased primarily as a result of (1) the increase of 3.9% in the spot prices of the Northeast Asian market, according to IHS, and (2) the average depreciation of the real against the U.S. dollar.

Net Sales Revenue of USA and Europe Segment

Net sales revenue of the USA and Europe segment increased by 21.1% during the nine-month period ended September 30, 2013, primarily as a result of increased prices from polypropylene sales in this segment and a 2.1% increase in sales volume of polypropylene by this segment to approximately 1,328,000 tons during the nine-month period ended September 30, 2013 from 1,300,500 tons during the corresponding period of 2012. The average prices in reais that we realized for sales of polypropylene by this segment increased primarily as a result of (1) the 11.3% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S. dollar, and (2) the effects of the average depreciation of the real against the euro, which were partially offset by the 2.5% decline in the average Western Europe contract price of propylene in euros, as reported by IHS.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment increased by 29.6% during the nine-month period ended September 30, 2013, primarily as a result of a 34.9% increase in net sales revenue generated by sales of PVC and a 17.6% increase in net sales revenue generated by sales of caustic soda.

Sales volume of PVC, substantially all of which we sold in the domestic market during the nine-month periods ended September 30, 2013 and 2012, increased by 12.5% to approximately 471,000 tons during the nine-month period ended September 30, 2013 from approximately 418,700 tons during the corresponding period of 2012, primarily as a result of our increased production capacity as a result of the commencement of operations of our new PVC plant in Alagoas in August 2012. The average prices in reais that we realized for sales of PVC increased primarily as a result of (1) the 2.9% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by IHS, and (2) the effects of the average depreciation of the real against the U.S. dollar.

Sales volume of caustic soda, all of which we sold in the domestic market during the nine-month periods ended September 30, 2013 and 2012, increased by 4.3% to approximately 362,500 tons during the nine-month period ended September 30, 2013 from approximately 347,00 tons during the corresponding period of 2012. The average prices in reais that we realized for sales of caustic soda increased primarily as a result of the average depreciation of the real against the U.S. dollar, the effects of which were partially offset by a 5.2% decline in the average North American spot market prices of caustic soda in U.S. dollars, as reported by IHS.

Cost of Products Sold and Gross Profit

Cost of products sold increased by 7.9% during the nine-month period ended September 30, 2013, primarily as a result of (1) an 8.8% increase in the cost of products sold of the Polyolefins segment, (2) a 5.2% increase in the cost of products sold of the Basic Petrochemicals segment, (3) an 18.3% increase in the cost of products sold of the USA and Europe segment, and (4) a 21.0% increase in the cost of products sold of the Vinyls segment. Eliminations of cost of products sold of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 11.3% during the nine-month period ended September 30, 2013.

Consolidated gross profit increased by 56.7% during the nine-month period ended September 30, 2013. Gross margin (gross profit as a percentage of net sales revenue) increased to 12.6% during the nine-month period ended September 30, 2013 from 9.1% during the corresponding period of 2012.

Cost of Products Sold and Gross Profit of Basic Petrochemicals Segment

Cost of products sold of the Basic Petrochemicals segment increased by 5.2% during the nine-month period ended September 30, 2013, primarily as a result of (1) the effects of the average depreciation of the real against the U.S. dollar on the cost in reais of naphtha, which effects were partially offset by the 4.3% decline in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars as reported by IHS to US$894.2 during the nine-month period ended September 30, 2013 from US$934.3 during the corresponding period of 2012, and (2) a 1.1% increase in the total sales volume of basic petrochemicals of our Basic Petrochemicals Unit. These factors were partially offset by the reduction in our raw material costs as a result of the PIS and COFINS tax relief for raw material purchases. Naphtha and condensate accounted for 86.5% of the Basic Petrochemicals segment’s cost of sales and services rendered during the nine-month period ended September 30, 2013 and 81.7% during the corresponding period of 2012.

Gross profit of the Basic Petrochemicals segment increased by 32.5% during the nine-month period ended September 30, 2013 and gross margin increased to 9.5% during the nine-month period ended September 30, 2013 from 7.7% during the corresponding period of 2012.

Cost of Products Sold and Gross Profit of Polyolefins Segment

Cost of products sold of the Polyolefins segment increased by 8.8% during the nine-month period ended September 30, 2013, primarily as a result of (1) the effects of the average depreciation of the real against the U.S. dollar and the euro, and (2) the effects on this segment’s average cost of propylene of the 11.3% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and (3) the effects on this segment’s average cost of ethylene of the 0.8% increase in the average Western Europe contract price of ethylene in euros, as reported by IHS. These factors were partially offset by (1) the reduction in our raw material costs as a result of the PIS and COFINS tax relief for raw material purchases, (2) the effects on this segment’s average cost of propylene of the 2.5% decline in the average Western Europe contract price of propylene in euros, as reported by IHS, and (3) the 2.5% decline in sales volume recorded by this segment.

Gross profit of the Polyolefins segment increased by 91.9% during the nine-month period ended September 30, 2013, and gross margin increased to 13.9% during the nine-month period ended September 30, 2013 from 8.4% during the corresponding period of 2012.

Cost of Products Sold and Gross Profit of USA and Europe Segment

Cost of products sold of the USA and Europe segment increased by 18.3% during the nine-month period ended September 30, 2013, primarily as a result of (1) the effects on this segment’s average cost of propylene of the 11.3% increase in the average North American contract price of propylene in U.S. dollars, as reported by IHS, and the effects of the average depreciation of the real against the U.S dollar, (2) the effects on this segment’s average cost of propylene of the average depreciation of the real against the euro, which were partially offset by the 2.5% decline in the average Western Europe contract price of propylene in euros, as reported by IHS, and (3) the 2.1% increase in polypropylene sales volume recorded by this segment.

Gross profit of the USA and Europe segment increased by 122.7% during the nine-month period ended September 30, 2013, while gross margin increased to 5.0% during the nine-month period ended September 30, 2013 from 2.7% during the corresponding period of 2012.

Cost of Products Sold and Gross Profit of Vinyls Segment

Cost of products sold of the Vinyls segment increased by 21.0% during the nine-month period ended September 30, 2013, primarily due to (1) the effects of the average depreciation of the real against the euro on the cost of raw materials of our Vinyls Unit that are determined by reference to euro-denominated prices, and (2) a 8.7% increase in the total sales volume of our Vinyls Unit. These factors were partially offset by the effects on our Vinyls Unit’s average cost of ethylene of the 3.3% decline in the average Western Europe contract price of ethylene in euros, as reported by IHS.

Gross profit of the Vinyls segment increased to R$164.1 million during the nine-month period ended September 30, 2013 from R$31.4 million during the corresponding period in 2012, and gross margin increased to 8.6% during the nine-month period ended September 30, 2013 from 2.1% during the corresponding period of 2012.

Selling and Distribution Expenses

Selling and distribution expenses increased by 5.2% during the nine-month period ended September 30, 2013, primarily as a result of the increase in our sales volume. Selling and distribution expenses as a percentage of net sales revenue declined to 2.5% during the nine-month period ended September 30, 2013 from 2.6% during the corresponding period of 2012.

General and Administrative Expenses

General and administrative expenses declined by 0.8% during the nine-month period ended September 30, 2013, primarily as a result of the success of our efforts to reduce fixed expenses despite the effects of inflationary pressures. General and administrative expenses as a percentage of net sales revenue declined to 2.5% during the nine-month period ended September 30, 2013 from 2.8% during the corresponding period of 2012.

Research and Development Expenses

Research and development expenses declined by 0.8% during the nine-month period ended September 30, 2013. Research and development expenses as a percentage of net sales revenue remained stable at 0.3% during the nine-month periods ended September 30, 2013 and 2012.

Results from Equity Investments

Results of equity investments was a loss of R$1.7 million during the nine-month period ended September 30, 2013 compared to a loss of R$32.7 million during the corresponding period of 2012.

Other Operating Income (Expenses), Net

Other operating expenses, net was R$100.1 million during the nine-month period ended September 30, 2013 compared to other operating income, net of R$288.2 million during the corresponding period of 2012, principally as a result of (1) our recording as other operating income during the nine-month period ended September 30, 2012 R$236.0 million in indemnification that Sunoco Chemicals, Inc., or Sunoco, agreed to pay as a result of its termination of our feedstock supply agreement under which Sunoco provided propylene to one of our polypropylene plants in the United States, and (2) our recognition during the nine-month period ended September 30, 2012 of the positive impact of R$80.5 million from the prepayment of tax installments under the Refis tax amnesty program (Law No. 11,941/09).

Operating Profit

As a result of the foregoing:

•	operating income of the Basic Petrochemical segment increased by 45.6% to R$1,391.6 million during the nine-month period ended September 30, 2013 from R$955.7 million during the corresponding period of 2012, and the operating margin of the Basic Petrochemical segment increased to 7.4% during the nine-month period ended September 30, 2013 from 5.4% during the corresponding period of 2012;

•	the Polyolefins segment recorded operating income R$1,110.3 million during the nine-month period ended September 30, 2013 compared to operating income of R$237.0 million during the corresponding period of 2012, and the operating margin of the Polyolefins segment increased to 8.9% during the nine-month period ended September 30, 2013 from 2.2% during the corresponding period of 2012;

•	operating income of the USA and Europe segment declined by 74.3% to R$48.5 million during the nine-month period ended September 30, 2013 from R$188.8 million during the corresponding period of 2012, primarily as a result of our recording as other operating income of this segment during the nine-month period ended September 30, 2012 the R$236.0 million in indemnification that Sunoco agreed to pay as a result of its termination of the feedstock supply agreement described above, and the operating margin of the USA and Europe segment declined to 1.0% during the nine-month period ended September 30, 2013 from 4.7% during the corresponding period of 2012; and

•	the Vinyls segment recorded operating income of R$40.8 million during the nine-month period ended September 30, 2013 compared to an operating loss of R$68.1 million during the corresponding period of 2012, and the operating margin of the Vinyls segment was 2.1% during the nine-month period ended September 30, 2013 compared to a negative operating margin of 4.6% during the corresponding period of 2012.

Operating income on a consolidated basis increased by 86.0% during the nine-month period ended September 30, 2013. As a percentage of net sales revenue, operating income increased to 7.1% during the nine-month period ended September 30, 2013 from 4.3% during the corresponding period of 2012.

Net Financial Results

Net financial expense declined by 52.9% to R$1,308.5 million during the nine-month period ended September 30, 2013 from R$2,776.4 million during the corresponding period of 2012, primarily due to (1) the net gain on exchange rate variation of R$217.4 million during the nine-month period ended September 30, 2013 compared to a

R$1,467.0 million loss during the corresponding period of 2012 as a result of the 7.6% depreciation of the real against the U.S. dollar during this period, and (2) the effects of a R$445.8 million adjustment to present value appropriation during the nine-month period ended September 30, 2013 as a result of the recognition of a portion of the amounts paid for some of our raw material purchases in the domestic market as financial charges due to the 90-day payment term applicable to these purchases, compared to an adjustment of R$212.8 million during the corresponding period of 2012.

We recorded a net gain on exchange rate variation of R$217.4 million during the nine-month period ended September 30, 2013 despite the 8.4% depreciation of the real against the U.S. dollar during this period primarily as a result of our decision to designate part of the liabilities our dollar-denominated debt instruments as of May 1, 2013 as a hedge for our future exports in compliance with IAS 39. We regularly export a portion of our production and determined that the volume of highly probable future exports supported the treatment of these debt instruments as hedging instruments. As a result of this designation, the impact of exchange rates on future cash flows in dollars derived from these exports will be partially offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility in our statements of operations. Following the designation of these liabilities as a hedge, we record the exchange variation from the designated liabilities, which was previously recorded as a component of our net financial results as comprehensive income or loss and periodically adjust the other comprehensive income component of our shareholders’ equity by this amount. The accumulated gain or loss related to exchange variation on the designated liabilities will be recorded against the revenue recorded in reais from our exports over the term of the designated liabilities, allowing us to simultaneously recognize the impacts of exchange rate fluctuations on our liabilities and exports. Because the value of the real fell substantially during the nine-month period ended September 30, 2013 following May 1, 2013, in the absence of the designation of these liabilities as a hedge, we would have recorded a net loss on exchange rate variation of R$1,325.3 million and net financial expense of R$2,851.2 million during the nine-month period ended September 30, 2013, principally due to the foreign exchange variation of R$1,542.7 relating to the hedged liabilities, which was recorded in “Other Comprehensive Income or Loss” in our income statement and statement of comprehensive income for the nine-month period ended September 30, 2013.

Current and Deferred Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during the nine-month periods ended September 30, 2013 and 2012. Income tax and social contribution was an expense of R$283.9 million during the nine-month period ended September 30, 2013 compared to a benefit of R$682.7 million during the corresponding period of 2012 (excluding income tax and social contribution of our discontinued operations).

The effective tax rate applicable to our operating income was 36.6% during the nine-month period ended September 30, 2013, primarily as a result of the effects of other permanent adjustments as a result of our incurrence of non-deductible expenses, which increased our effective tax rate by 3.3%.

The effective tax rate applicable to our operating loss (including operating income of our discontinued operations) was 40.0% during the nine-month period ended September 30, 2012, primarily as a result of (1) the effects of other permanent adjustments as a result of our incurrence of non-deductible expenses, which increased the effective tax rate applicable to our operating loss by 4.8%, and (2) the effects from prepayment of taxes, which increased the effective tax rate applicable to our operating loss by 1.6%.

Discontinued Operations Results

Discontinued operations consisted of the operations of (1) QuantiQ and IQAG, which formerly constituted the our distribution segment and which as of December 31, 2012 were held for sale, (2) our former subsidiary Cetrel, which we sold in December 2012, and (3) our former subsidiary Braskem Distribuidora, which we sold in December 2012. Results of discontinued operations were a loss of R$32.6 million during the nine-month period ended September 30, 2012.

Profit (Loss) for the Period

We recorded profit of R$492.4 million during the nine-month period ended September 30, 2013, or 1.7% of net sales revenue, compared to net loss of R$1,005.2 million, or 3.8% of net sales revenue, during the corresponding period of 2012.

Liquidity and Capital Resources

Our principal cash requirements for the remainder of 2013 and our expected cash requirements for 2014 consist of the following:

•	servicing our indebtedness;

•	working capital requirements;

•	capital expenditures related to investments in operations, construction of new plant facilities, and maintenance and expansion of plant facilities; and

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

As of September 30, 2013, our consolidated cash and cash equivalents amounted to R$3,854.9 million. As of September 30, 2013, we had working capital (defined as (1) current assets plus non-current assets held for sale, minus (2) current liabilities plus non-current liabilities held for sale) of R$328.8 million. We believe that our working capital is currently adequate for our operations.

Committed Sources of Cash

We have commitments from several financial institutions to provide us with financing in the future, including commitments from the Brazilian National Bank for Economic and Social Development (Banco Nacional do Desenvolvimento), or BNDES, to lend us funds under our revolving stand-by credit facilities (Contrato de Abertura de Limite de Crédito), or CALC facilities, described in “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with BNDES” in the Braskem Annual Report. As of September 30, 2013, an aggregate principal amount of R$1.6 billion was available for disbursement under these facilities.

These commitments are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments, other than our BNDES revolving stand-by credit facilities.

In addition, we have three revolving credit lines, under which no amounts were outstanding as of September 30, 2013. The first line, in the amount of US$350.0 million may be drawn at any time through November 2016. The second line, in the amount of US$250.0 million, may be drawn at any time through August 2016. The third line, in the amount of R$450.0 million, may be drawn at any time through December 2015.

Finally, we entered into a project finance facility to fund the development of Project Ethylene XXI. For more information regarding this facility, see “Item 4. Information on the Company—History and Development of Our Company—Agreements Relating to Project Ethylene XXI—Financing Agreements” in the Braskem Annual Report.

Cash Flows

Net Cash Generated by Operating Activities

Net cash provided by operating activities was R$1,472.5 million during the nine-month period ended September 30, 2013 compared to net cash provided by operating activities of R$2,018.6 million during the corresponding period of 2012. Net cash provided by operating activities declined by R$546.1 million primarily as a result of (1) the effects of a R$387.1 million increase in trade payables during the nine-month period ended September 30, 2013 compared to the R$2,177.5 million increase in trade payables during the corresponding period of 2012 as a result of better payment terms available to our company from our principal Brazilian supplier of raw materials, (2) the effects of a decline in non-cash interest and monetary and exchange variations, net to R$858.2 million during the nine-month period ended September 30, 2013 compared to R$2,014.1 million during the corresponding period of 2012, primarily as a result of our designation on May 1, 2013 of part of the liabilities our dollar-denominated debt instruments as a hedge for our future exports, (3) the effects of a R$771.3 million increase in inventories during the nine-month period ended September 30, 2013 compared to a R$291.8 million increase during the corresponding period of 2012, which resulted from increases in our inventories (a) in the first half of 2013 to ensure that we were able to serve our customers in the domestic polyolefin market during the scheduled maintenance shutdown of one of our polypropylene plants in the São Paulo Complex, which occurred in July 2013, and (b) increases in our inventories in the third quarter to serve our customers in the domestic polyolefin market during the scheduled maintenance shutdown of one of our ethylene plants in the Northeast Complex during the fourth quarter of 2013 and in anticipation of the scheduled shutdown of one of our ethylene plants in the Southern Complex expected to occur in the first quarter of 2014 and (4) the effects of an increase in interest paid to R$752.0 million during the nine-month period ended September 30, 2013 compared to a R$525.4 million increase during the corresponding period of 2012, primarily as a result of exchange variation.

The effects of these factors were partially offset by (1) our profit before income tax and social contribution and after discontinued operations of R$776.3 million during the nine-month period ended September 30, 2013 compared to a loss of R$1,675.4 million during the corresponding period of 2012, (2) the effects of a R$56.9 million increase in taxes recoverable during the nine-month period ended September 30, 2013 compared to a R$495.5 million increase during the corresponding period of 2012, primarily as a result of the adoption of Law No. 12,589/13 in May 2013, which reduced the PIS and COFINS taxes on acquisition of raw materials applicable to participants in the Brazilian chemical industry, and (3) the effects of a R$374.8 million increase in accounts receivable during the nine-month period ended September 30, 2013 compared to a R$700.6 million increase during the corresponding period of 2012, primarily as a result of exchange variation.

Net Cash Used in Investing Activities

Investing activities used net cash of R$3,535.4 million during the nine-month period ended September 30, 2013. During the nine-month period ended September 30, 2013, investing activities for which we used cash on a consolidated basis primarily consisted of (1) total investments of R$2,914.4 million in our Ethylene XXI project, including our equity contributions of R$716.5 million, (2) investments of R$792.3 million to perform maintenance on our plants, for equipment replacement, information technology and systems reliability, (3) investments of R$96.9 million in productivity and safety improvements, and (4) investments of R$50.3 million related to the Comperj, acrylic acid and splitter projects. Our investing activities generated cash during the nine-month period ended September 30, 2013 as a result of our sale of investments in the amount of R$387.0 million and held-for-trading and available-for-sale financial investments in the amount of R$10.0 million.

Net Cash Provided by Financing Activities

Financing activities provided net cash of R$2,589.2 million during the nine-month period ended September 30, 2013. During the nine-month period ended September 30, 2013:

•	we borrowed US$1,483.9 million aggregate principal amount in July 2013 under the financing agreements that Braskem Idesa entered into in December 2012 to finance the Ethylene XXI project;

•	we borrowed US$200.0 million aggregate principal amount in January 2013 under an export prepayment facility that we entered into with certain international financial institutions in December 2012; and

•	we borrowed R$770.7 million aggregate principal amount under export credit notes that we entered into between February and September 2013.

During the nine-month period ended September 30, 2013, we used cash primarily:

•	to prepay R$376.0 million, representing all principal amounts and interest outstanding under three export credit note facilities; and

•	to make other scheduled payments and prepayments under several of our outstanding debt instruments.

On August 13, 2012, our board of directors authorized a share repurchase program under which we were authorized to repurchase up to 13,376,161 class A preferred shares at market prices over the BM&FBOVESPA at any time and from time to time prior to August 28, 2013. We did not repurchase any class A preferred shares under this share repurchase program during the nine-month period ended September 30, 2013.

Indebtedness

As of September 30, 2013, our total outstanding consolidated indebtedness consisted of (1) corporate indebtedness, net of transaction costs, of R$18,163.4 million, of which R$2,492.0 million was short-term indebtedness, including current portion of long-term indebtedness (13.7% of our total corporate indebtedness), and R$15,671.3 million was long-term indebtedness (86.3% of our total corporate indebtedness), and (2) project indebtedness of R$3,300.1 million under our project finance facilities, of which R$15.8 million was short-term indebtedness and R$3,284.2 million was long-term indebtedness. On a consolidated basis, our real-denominated corporate indebtedness as of September 30, 2013 was R$5,700.7 million (31.4% of our total corporate indebtedness), and our foreign currency-denominated corporate indebtedness was R$12,462.7 million (68.6% of our total corporate indebtedness). As of September 30, 2013, all outstanding amounts of project indebtedness under our project finance facilities were denominated in U.S. dollars.

Short-Term Indebtedness

As of September 30, 2013, our consolidated short-term corporate debt, including current portion of long-term debt, was R$2,492.0 million, and our consolidated short-term project debt outstanding under our project finance facilities was R$15.8 million.

We maintain short-term finance lines denominated in reais with a number of financial institutions in Brazil, which we classify as corporate debt. We believe that we will continue to be able to obtain sufficient credit to finance our working capital needs based on our revolving credit lines and our relationships with these financial institutions and current market conditions. As of September 30, 2013, the consolidated outstanding balance under our short-term finance lines, including real-denominated amounts maturing or amortizing within one year under our long-term export credit notes and our long-term credit facilities with BNDES, was R$1,922.1 million.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	fixed-rate notes issued in the international market;

•	export credit notes;

•	credit facilities with BNDES;

•	project financing;

•	bank credit facilities;

•	BNB/FINAME/FINEP/FUNDES; and

•	export prepayment facilities.

Some of these instruments also contain other covenants that could restrict, among other things, the ability of our company and most of our subsidiaries to incur liens or merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets. In addition, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of September 30, 2013, R$2,023.3 million of our real-denominated corporate debt and R$361.4 million of our foreign currency-denominated corporate debt was secured. In order to secure this debt, we have pledged certain of our property and equipment and certain of our accounts receivable. The security arrangements for our secured debt vary depending on the transaction.

As of September 30, 2013, all of our project finance debt was secured. In order to secure this debt, we have pledged our shares in Braskem Idesa, some of our rights to repayment under subordinated loans that Braskem S.A. has made to Braskem Idesa and all of the assets of Braskem Idesa.

The following discussion briefly describes the significant financing transactions entered into by our company since December 31, 2012. For a summary of the terms of our material outstanding indebtedness as of December 31, 2012, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the Braskem Annual Report.

Fixed-Rate Notes

We have issued fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears, except for our perpetual bonds on which interest is payable quarterly in arrears. The table below sets forth our outstanding fixed-rate debt securities, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount at September 30, 2013	Final Maturity
	(in millions of U.S. dollars)
11.75% Notes due 2014(1)	72.6	January 2014
9.375% Notes due 2015(1)	64.5	June 2015
8.00% Notes due 2017(1)	125.9	January 2017
7.250% Notes due 2018(1)(2)	424.9	June 2018
7.00% Notes due 2020(2)	747.5	May 2020
5.75% Notes due 2021(2)	997.5	April 2021
5.375% Notes due 2022(2)	500.0	May 2022
7.125% Notes due 2041(3)	750.0	July 2041
7.375% Perpetual Bonds(2)	700.0	—

(1)	A portion of these notes were purchased by Braskem in the open market during the nine-month period ended September 30, 2013.
(2)	Represents notes issued by Braskem Finance and guaranteed by Braskem.
(3)	Represents notes issued by Braskem America Finance and guaranteed by Braskem.

Export Credit Note Facilities

We have entered into a several credit export note facilities. The table below sets forth our significant outstanding credit export note facilities, the amount outstanding under these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal and Interest as of September 30, 2013	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)
February 2011	251.2	99% of CDI	Bullet maturity	February 2014
June 2010	270.9	12.13%	Bullet maturity	June 2014
June 2012	109.8	103% of CDI	Bullet maturity	June 2014
September 2012	323.4	103% of CDI	Bullet Maturity	September 2015
February 2013	101.2	8.00%	Bullet maturity	February 2016
February 2013	101.0	8.00%	Bullet maturity	February 2016
February 2013	100.9	8.00%	Bullet maturity	February 2016
April 2007(1)	115.7	7.87%	Bullet maturity	March 2018
November 2006(1)	179.5	8.1%	Bullet maturity	May 2018
May 2007(1)	171.7	7.85%	Bullet maturity	May 2019
January 2008(1)	338.6	7.3%	Bullet maturity	February 2020
April 2011(2)	458.7	105% of CDI	Bullet maturity	October 2021
August 2011(2)	403.3	105% of CDI	Bullet maturity	October 2021

(1)	Facility denominated in U.S. dollars.
(2)	In October 2013, we renegotiated these facilities to extend their maturities until October 2021 and lower the interest rate on these facilities from 112.5% of CDI to 105% of CDI.

Credit Facilities with BNDES

Term Loan Facilities

As of September 30, 2013, the principal amount outstanding under our term loan facilities with BNDES was R$1,294.1 million. We have not entered into any material term loan facilities with BNDES since December 31, 2012. For a summary of the terms of our material outstanding term loan facilities with BNDES as of December 31, 2012, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with BNDES” in the Braskem Annual Report.

Revolving Stand-by Credit Facilities

As of September 30, 2013, the principal amount outstanding under our revolving stand-by credit facilities with BNDES was R$1,412.5 million. We have not entered into any material revolving stand-by credit facilities with BNDES or drawn any material amounts under our existing revolving stand-by credit facilities with BNDES since December 31, 2012. For a summary of the terms of our material outstanding revolving stand-by credit facilities with BNDES as of December 31, 2012, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Credit Facilities with BNDES” in the Braskem Annual Report.

Project Finance Facility

In July 2013, Braskem Idesa received the initial disbursement of US$1,483.9 million (R$3,316.2 million) under the project financing agreements that it entered into in December 2012 to finance the Ethylene XXI project. The financing consists of one fixed-rate tranche and one floating-rate tranche. The interest rates on the fixed-rate tranche are fixed within a range of 4.33% to 6.17%. The interest rates on the floating-rate tranche float within a range of LIBOR plus 2.73% to LIBOR plus 4.65%. To reduce the interest rate risk, the second tranche is hedged through several swap agreements. Interest on both tranches is payable quarterly in arrears and principal is amortized quarterly. The final maturity date of these loans is February 15, 2029 with amortizations beginning on April, 2016. Braskem Idesa used a portion of the proceeds of this disbursement to repay indebtedness incurred to fund the Ethylene XXI project before this disbursement, including the repayment of bridge loans with Braskem in the amount of US$648.8 million (R$1,449.8 million) and Idesa Group in the amount of US$216.3 million (R$483.3 million). For more information regarding the project financing agreements and the Ethylene XXI project, see “Item 4. Information on the Company—Capital Expenditures—Joint Venture Projects—Project Ethylene XXI” and “Item 4. Information on the Company—Agreements Relating to Project Ethylene XXI” in the Braskem Annual Report.

Bank Credit Facilities

As of September 30, 2013, the principal amount outstanding under our other long-term U.S. dollar denominated corporate debt was US$270.0 million. For a summary of the terms of our material outstanding bank credit agreements as of December 31, 2012, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy— Bank Credit Facilities” in the Braskem Annual Report.

Export Prepayment Agreements

We have entered into two export prepayment agreements. The table below sets forth our significant outstanding export prepayment agreements, the outstanding principal amount of these facilities, the interest rate applicable to these facilities, the amortization schedule of these facilities and their maturity dates.

Issue Date	Outstanding Principal Amount as of September 30, 2013	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of U.S. dollars)
December 2010	100.0	LIBOR + 2.47%	Semi-annual(1)	December 2017
December 2012	190.0	LIBOR + 1.10%	Semi-annual(2)	November 2022

(1)	Amortization on this facility commences in December 2015.
(2)	Amortization on this facility commences in May 2013.

The Brazilian federal government recently made important changes to the regulatory regime applicable to new export prepayment agreements. For more information, see “Item 5: Operating and Financial Review and Prospects —Principal Factors Affecting Our Results of Operations—Recent Changes to Brazilian Regulations Applicable to Export Prepayment Financings” in the Braskem Annual Report.